EXHIBIT 21.1

                              LIST OF SUBSIDIARIES

Biokeys, Inc., a corporation incorporated under the laws of the state of Delaware, is a wholly-owned subsidiary of Biokeys Pharmaceuticals, Inc. Biokeys, Inc. does business only under the name Biokeys, Inc.